Exhibit 99.35

PFI
Pharmaceutical Formulations, Inc.

September 18, 2001

ICC Industries, Inc.
460 Park Avenue
New York, NY 10022

Attn: Mr. John L. Oram

Dear Mr. Oram:

Please reference your letter of June 21, 2001, in which you notified Pharamaceutical Formulations, Inc. ("PFI") of ICC Industries Inc. ("ICC") intention to elect conversion of 2,500,000 shares of PFI's Series A. Preferred Stock, including accrued and unpaid dividends, which ICC owns.

PFI hereby requests that ICC delay such conversion for an additional sixty (60) days while PFI has the opportunity to evaluate its strategic options and possible alternative financing arrangements.

Thank you for your consideration in this matter

Very truly yours.

PHARMACEUTICAL FORMULATIONS, INC.

/s/ Walter N. Kreil

Walter N. Kreil